Four Step

Marketing Consultants






The Company

Who We Are and What We Do

Marketing Entrepreneurs

Hello! Thanks for taking a look at FSMC. Before you invest, we think it is a good idea to share more about who we are and what we do. First and foremost, we are entrepreneurs. Our leadership team has built multiple businesses from the ground up since 1999. Secondly, we are marketers. FSMC's entrepreneurial ventures are all centered around marketing, and more specifically the Four Step Marketing process we created to help businesses grow. We should also point out that we're pretty good at marketing as you'll soon see.





We don't just talk about marketing. We live it! At Four Step Marketing Consultants, we use the same exact process we teach to drive our growth. This live map serves as living proof of the Four Step

Company Highlights


Four Step
Unique Selling Points
Platforms & Offers
Marketing Arsenal
Marketing Automation
Four Proven Steps to Grow Any Organization's Revenues
FOUR STEPS OF MARKETING
A REVOLUTION IN GROWTH

Four Step
Marketing Consultants

- Profitable Since 2016
- 1.76 Million in Revenues in Last 2 Years
- 254% Revenue Growth in 2016
- Owners of MarketingConsultants.com Domain
- Authors of an Amazon Best Selling Marketing Book
- Over 22,738 Subscribers in our Database
- 237,716 Unique Visitors in Last 2 Years
- Developers of Two New SaaS Applications

Revenue Streams

Our primary revenue stream currently comes from our marketing training programs. We've trained more than 200 students on the Four Step Marketing process. These students include those who want to become consultants and businesses looking for remarkable growth. Our second revenue stream comes through business marketing and consulting services. Lastly, we generate revenues through software-leases of our marketing tools to the licensed consultant community and business clients.





Starting Point

Our roots began in 2008 when our CEO, Matt Law, stepped out as a marketing consultant. Though new to the industry, Matt was able to build a successful six-figure business in just 18 months while working from home. Matt's story is further exemplified because he and his wife had recently faced a devastating business failure when their Florida lending company closed down during the recession. As a consultant, Matt developed the Four Step Marketing formula. In 2011, FSMC was officially launched as a training company to help others become consultants.



The Journey

In 2012, the company incorporated and the first round of investment capital was secured from former FSMC students. From 2012 to 2015, FSMC poured money into innovation, marketing tools, and infrastructure. In 2016, FSMC 2.0 launched with the new innovation and live stream training. It was FSMC's first profitable year, growing revenues to over $900,000 with just three full-time employees. In 2017, FSMC purchased the domain MarketingConsultants.com and consolidated the marketing agency and training company into one brand and website.



Meet Our Team

Matt Law – CEO & Founder

Since graduating from seminary in 1998, Matt's passion has always been entrepreneurship. With over 19 years of entrepreneurial leadership, Matt leads the team with an intense passion for excellence and innovation. Matt brings creativity and zeal to the team through his writing, teaching, and influence.



Meet Our Team

Mike Law – COO

After attending college and serving in the US Navy at the Pentagon, Mike founded one of Washington DC's largest managed IT service firms. As CEO, he led the company from $0 to more than $10M in revenues. After selling the company in 2017, Mike relocated to Florida to join FSMC as our COO. Mike's strengths are in building systems, processes and policies and organizational leadership.



Meet Our Team

Robert Kinnan – CTO

Robert grew up in Orange City and graduated from DeLand High School. In 2013, he was recruited by FSMC to become master of all things digital. As CTO, Robert manages our servers, databases, and the numerous marketing applications used by FSMC.



Meet Our Team

Sarah Law – CFO

Upon graduating from Stetson University in 2003, Sarah joined her husband Matt on the entrepreneurial journey. With a BBA in accounting and information systems, Sarah has over 16 years of finance and bookkeeping experience. As CFO she manages FSMC's finances and shareholder relations.



Marketing Developers

FSMC is surrounded by some of the brightest marketing developers who help us manage our business. From writers to graphic designers, the FSMC team wouldn't be complete without mentioning the people who've helped us build the business. This elite group of developers has allowed FSMC to build custom marketing applications and complete nearly any type of marketing objective requested by our students or clients.





Licensed Community

One of our most valuable business assets is the FSMC licensing community. Graduates of our top tier licensing program join with other marketing entrepreneurs to form this electrifying group of marketing minds. The community also includes coaches, peer leaders, and support staff making FSMC a self-sustaining and perpetuating group of entrepreneurs. Monthly licensing fees enable us to continue to enhance the program and increase the value of the FSMC license for our members.






The Vision

Why We are Raising Capital

Consulting Expansion

Our first objective will be to capitalize on our new marketing book to acquire more consulting accounts. Using the Four Step Marketing process, we plan to give away at least 10,000 copies to business owners in the next 18 months. Because we expect to be inundated with new businesses seeking marketing services, we've partnered with our licensed consultants who will be working with the clients we refer to them. Additionally, we have brief outlines for five new marketing books which we plan to have published.



Training Expansion



FSMC Business Training

In early 2019, we plan on expanding our training program to include two new courses for business owners and entrepreneurs. The first program will be an 8-hour intensive training course allowing any business or employee to be trained in Four Step Marketing. The second training is scheduled to be an annual program which includes marketing planning, tools and the support of our licensed consultants.

Technology Expansion

Over the last several years FSMC has developed some proprietary marketing technology. We plan on building these two technologies into two new SaaS marketing applications. Each application will be available for business owners and marketers who want to implement the applications into their websites. The first application is used for measuring marketing and the second application is used for marketing automation and personalization.





Office Expansion

To accomplish our goals, we'll need more space for our new team members. In February of 2018, we secured a lease on the adjoining office suite. We plan on expanding our office to include this additional 1900 square feet. We also plan on building out our current office suite which will allow a more extensive training facility and production studio.

Marketing Expansion

As we expand our facilities, we will invest heavily in our existing marketing channels to provide an immediate revenue boost on our existing products and services. As we release our future resources and applications, we plan on further investing in digital marketing using the Four Step Marketing process.





Financial Objectives

Our five to seven-year goal is to reach 30 million US dollars in revenues. These projections are the basis for the numbers listed below:

- 500 Businesses Enrolled in Training & CMO Programs Annually

- 250 Entrepreneurs Enrolled in Training or Licensing Programs Annually

- 130 In-House Marketing & Consultant Clients

- 615 Referred Clients to our Licensed Consultant Community

- 500 Measio.com Monthly Users

- 1000 Personifys.com Monthly Users






Impact Objectives

Making money is a good thing. However, making money and helping people is better! Taking new entrepreneurs and turning them into successful marketing consultants is the foundational piece of our business model. Through our community of licensed consultants, we can help more businesses grow. But what about nonprofits? At the core of the FSMC community, is a group of people who love to do good and add value to others. Our consultants believe in providing pro-bono work to nonprofits who are doing good in the world.



1
NONPROFIT ORGANIZATIONS

2
BUSINESS OWNERS

3
LICENSED CONSULTANTS

Four Step
Marketing Consultants



The Tech

What We've Been Working On



Internal Technology

Since 2012, we've been building infrastructure and marketing applications. From advanced hosting applications to cloud-hosted PBX phone systems, we have everything a start-up marketing company could need or want. Our clients and licensed consultants have full access to these amazing resources. Our online system makes ordering new resources a snap with advanced API integrations and instant set-up of many of our marketing tools.



Four Step
Marketing Consultants
Call
SMS
MESSAGES
Inbox
Sales
Staffing Jobs
SETUP
Support Ticket
Devices
Voicemail
ADMIN
Flows
Numbers
Users
Settings
CONTACTS
Address Book
CALL LOG
Call Log
IMPORT / EXPORT
Export Flow
Import Flow
Complete Call Log
Set Your Timezone
Set Timezone
NUMBER
START TIME

Strategic Partnerships



As our community has grown, so has our ability to deliver new marketing tools through strategic partnerships. By partnering with other white label marketing applications, we've been able to provide our consultants and clients with some of the world's best marketing applications. From SEO to social media applications, our company and consultants can use these tools to implement advanced marketing campaigns with ease.

Live Training Technology

In 2015, we invested over $100,000 in our state-of-the-art production studio. This multi-camera set-up allows users to live-stream our training programs from anywhere on earth. With redundant internet connections and failover solutions, we've successfully trained over 200 students through our live-stream training technology. Needless to say, the technology has paid huge dividends.



Membership Technology



Four Step
Home
Community
Events
Resources
Learn
Tools
Welcome Licensed Consultants
GET STARTED HERE
SET-UP CHECKLIST
BILLING & SUPPORT
Feedback
Upcoming Events
Edit Calendar
FSMC Mastermind Meeting - Kent Poimboeuf
FSMC Chat (4)

Our tiered membership platform serves all of our students and allows them to log in and access our training, resources and tool suite. As users pay for their online training, our system uses API to automatically create a user account for them and grant instant access to our membership area.



New SaaS Marketing Applications

Our two new SaaS marketing applications will help businesses and marketers improve their marketing efforts. Each of the two new applications will be sold as Software as a Service. As new users sign up, they will be able to quickly install the JavaScript code on their websites and start tracking activity. Both applications are expected to offer open API through Zapier allowing them to work with other applications efficiently.








The Perks

What You Get for Helping

Invest at least $256

Obviously, the reason you'll invest is to have some ownership in our dream and future. However, when you invest at least $250, we'll ship you a hard copy of our book autographed by our team. This short book outlines the Four Step Marketing process which we use as the foundation for our marketing endeavors. As you can see from our Amazon reviews, businesses are digging this book.





Invest at Least $512

If you invest at least $500, you'll also receive digital copies of all five of our new books planned for release in the future.

- Official Guide to Building Unique Selling Points
- Official Guide to Social Media
- Official Guide to SEO
- Official Guide to PPC
- Official Guide to Marketing Automation

Invest at Least $1,024

If you invest at least $1,000, you'll get everything from the previous investment levels plus a Four Step coffee cup and a 10% coupon code. This coupon is good for any of our training programs or tools. Do you have a tough marketing question? No problem! If you invest over $1,000 you'll also get a chance to spend an hour with one of our licensed marketing pros.



Invest at Least $2,560

If you invest at least $2,500, you'll get everything from the previous investment levels plus access to our new Four Step Mastery Course. This new online training program is scheduled for release in early 2019. This program is geared for businesses looking for fast growth and a solid plan to get things done. The course also includes a free 1-hour coaching session.



Invest at Least $5,120

If you invest at least $5,000, you'll get everything from the previous investment levels plus a lifetime coupon code for 20% off any of our products or services. No restrictions! No limitations! Save 20% on training, Saas applications, or monthly marketing services. This is great for investors who also own businesses and are looking to partner with a company who can help them grow.







MICRO MARKETING PLAN

Invest at Least $10,112

If you invest at least $10,000, you'll get everything from the previous investment levels plus a detailed marketing plan. You'll start off with a 3-hour consulting session with one of our executives at FSMC. We'll dig into your business and uncover multiple ways you can grow your company quickly using our formula. Once we've wrapped up the session, we'll deliver a compact micro marketing plan outlining the Four Step Marketing best practices for your business.



Invest at Least $25,088

If you invest at least $25,000, you'll get everything from the previous investment levels plus online access to the FSMC Virtual Training program. This program is geared for those who are interested in becoming a marketing consultant. It includes over 50 hours of live training, Q&A sessions, support and many other marketing resources.



Invest at Least $50,048



SMC TWO DAY CONSULTING
This voucher is valid for TWO FULL DAYS of consulting at our location and a detailed marketing plan.
Four Step
Marketing Consultants
$24,995.00

For our friends investing above $50K, you'll receive the works. You’ll get everything in the previous investment levels, plus an intensive two-day marketing strategy session at our office in Central Florida. Here you’ll spend two full days with our executive team who will plan out a detailed Four Step Marketing campaign for your business. You’ll also receive 12 months of follow-up email support.



Website Links & Demos



For more information about FSMC, we encourage you to check out our online resources and demos.

Company Website – https://www.MarketingConsultants.com

360 Virtual Tour – https://www.MarketingConsultants.com/tour.html

Measio SaaS Information & Demo – https://measio.com

Personifys SaaS Information & Demo – https://personifys.com

Four Step Marketing Blueprint Book - http://a.co/fHyQhrd





For more information about FSMC, please see our full

length overview videos on Wefunder's website.

www.wefunder.com/fsmc



Get Our Book for Free



Get a digital copy of our best selling marketing book for FREE by simply sharing our Wefunder campaign through social media. Just go to www.FourStepBook.com and share our campaign to receive an instant download.





Four Step
Marketing Consultants



For more information about FSMC, please visit our website at www.MarketingConsultants.com. You can also email any questions or comments to us directly at hello@marketingconsultants.com.